SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of February 2010

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-     )

FOURTH QUARTER AND FULL YEAR 2009 RESULTS

February. 23 . 2009

DESARROLLADORA HOMEX S.A.B. DE C.V.

INVESTORS CONTACT
investor.relations@homex.com.mx

FOURTH QUARTER AND FULL YEAR
2009 RESULTS	Vania Fueyo
INVESTOR RELATIONS OFFICER
+ 5266.7758.5838
vfueyo@homex.com.mx

Homex Announces Fourth Quarter and Full Year 2009 Results

Culiacan Mexico, February 23, 2010—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the Fourth Quarter and Full Year ended on December 31, 2009].

Highlights

  As previously stated, effective January 1, 2010, Homex will no longer recognize its revenues, costs and expenses based on the percentage -of-completion method, and will begin to recognize them based on applicable rules under INIF 14, where revenues, costs and expenses are recognized when the Company has transferred title of the property to the homebuyer. Homes under construction will thus be considered as inventory until they are titled. Homex will commence reporting quarterly results pursuant to INIF 14 accounting method starting the first quarter ended March 31, 2010.

Commenting on fourth quarter and full year performance, Gerardo de Nicolás, Chief Executive Officer of Homex, said: “As a response to national and sector specific trends that continued to impact our working capital cycle, during the final quarter of the year, we took proactive measures to focus our efforts on collections while benefiting our cash generation. "At the same time, and recognizing the fact that only five percent of FOVISSSTE's clients in 2010, will have the benefit of a higher-valued mortgage credit (more than Ps.500 thousand), and that pre-approved clients for a higher valued mortgage will lose their right to exercise it, during the fourth quarter of 2009, we focused our construction -in-process investments and collection efforts on those high-valued homes previously sold through a FOVISSSTE mortgage. Positively, collection delays experienced during the year with FOVISSSTE were partially solved by the added liquidity provided by the completion of its securitization program in December, 2009 for Ps.5.0 billion.

________________________________________________
. Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with Mexican Financial Reporting Standards (MFRS). Fourth Quarter and Full Year 2009 and 2008 figures are presented without recognizing the effects of inflation per the application of MFRS B-10 “Effects of inflation.” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures in this release are presented only for the convenience of the reader and are estimated, using an exchange rate of Ps13.0437 per US$1.00. Fourth quarter and Full Year 2009 financial information is unaudited and is subject to adjustments.
Figures comparison expressed in basis points are provided for the convenience of the reader. Basis points figures may not match, due to rounding.

  The Company previously estimated that 2009 revenues under INIF 14 accounting rules would have a variation of up to 15 percent and that shareholders’ equity would have a variation of between 20-21 percent. Importantly, today the Company estimates that Homex’ 2009 revenues under INIF 14 accounting rules would have a variation of up to 12 percent, while shareholders’ equity would vary approximately 18 percent.

  Total revenue in the 2009 fourth quarter decreased 7.2 percent to Ps. 5.8 billion (US$446 million) from Ps.6.3 billion (US$480 million) for the same period in 2008, reflecting the Company’s strategy to align its growth to cash generation and working capital improvements. For the full year 2009, revenues rose 3.0 percent to Ps.19.4 billion (US$1.5 billion) from Ps.18.9 billion (US$1.4 billion) in 2008.

  In the fourth quarter of 2009, the total number of homes sold decreased 19.2 percent when compared to the fourth quarter of 2008. However, the volume of total homes sold for the year rose 0.8 percent. The quarterly volume contraction reflects Homex’ focus on privileging cash generation by aligning investments related to construction -in-process to collections.

"All in all, I am confident that the proactive measures undertaken during the fourth quarter better position us with respect to growth opportunities that we see in 2010, and that we will continue to improve on our working capital cycle and enjoy positive cash flows. It is worth noting that our reported sales volume is not a reflection of our quarterly sales trends, since we did register new client closings; it is more a reflection of our conservative posture to working capital management.

"During 2010, we will continue to grow our operations in actual cities, as these cities offer us plenty of opportunity for market share growth. We will continue to pursue our conservative strategy regarding land investments and CAPEX, while continuing with our ongoing expense reduction program. ”

  Gross margin for the fourth quarter of 2009 was 33.1 percent compared to 23.3 percent during the fourth quarter of 2008. 4Q09 gross margin adjusted for the application of MFRS D-6 “Capitalization of Comprehensive Financing Cost” decreased 110 bps to 34.1 percent compared to 35.2 percent during the same period of last year, driven by a reduction in the contribution of total (higher margin) middle-income revenues from 24.6 percent as of 4Q08 to 23.9 percent as of 4Q09.

  Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) during the recent quarter was Ps.1,412 million (US$108 million), a 6.4 percent increase from the Ps.1,328 million (US$102 million) reported in the fourth quarter of 2008, evidencing the Company’s year-over-year improved profitability. For the full year, EBITDA grew 4.0 percent to Ps.4,526 million from Ps. 4,352 million.

  Adjusted EBITDA margin increased 310 basis points to 24.3 percent in the fourth quarter of 2009 from 21.2 percent in the fourth quarter of 2008, as a result of realized savings from the Company’s on-going expense reduction program. Adjusted EBITDA margin for the full year 2009 improved 22 bps to 23.3 percent compared to 23.1 percent in 2008.

  For the fourth quarter of 2009, net income was Ps.841 million (US$64 million) compared to Ps.6 million (US$450 thousand) for the fourth quarter of 2008. On a pro-forma basis (without considering FX non-cash items for both periods) net income margin would have been 13.4 percent during the fourth quarter of 2009 compared to 8.1 percent during the year ago period. For the year, net income was Ps. 2.2 billion (US$171 million) compared to 1.6 billion (US$121 million) for 2008.

  As a result of the Company’s measures to minimize land and CAPEX investments, as well as its proactive decision to align investments related to construction -in-process to cash generated from collections, during the fourth quarter of 2009, Homex generated a positive free cash flow balance of Ps.10 million. This was the third consecutive quarter of positive cash generation for the Company. The Company ended 2009 with a negative FCF of Ps.302 million, compared to year-end 2008, when it reported negative FCF of Ps.5,230 million.

Gross Margin Performance:
During the year gross margin improved by 142 bps Quarter -over-quarter gross margin improved by 135 bps

Operating Margin Performance:
During the year operating margin improved by 122 bps Quarter -over-quarter operating margin improved by 76 bps

EBITDA Margin Performance:
During the year EBITDA margin improved by 151 bps Quarter -over-quarter EBITDA margin improved by 160 bps

Average Price Performance:
We continued to minimize our exposure to the high-middle income level to increase our focus to the affordable -entry level

*Gross and Operating Margins are presented adjusted by the application of MFRS D-6

FINANCIAL AND OPERATING HIGHLIGHTS					TWELVE MONTHS
Thousands of pesos	4Q'09 U.S Dollars (Convenience Translation)	4Q'09	4Q'08	% Chg.	2009	2008	% Chg.
Volume (Homes)	14,885	14,885	18,432	-19.2%	57,955	57,498	0.8%
Revenues	$445,542	$5,811,515	$6,264,938	-7.2%	$19,418,351	$18,850,496	3.0%
Gross profit	$147,532	$1,924,362	$1,460,323	31.8%	$5,783,009	$5,377,239	7.5%
Operating income	$90,185	$1,176,351	$525,099	124.0%	$3,354,729	$2,999,593	11.8%
Interest expense, net	$4,742	$61,859	-$43,667	-	$206,312	$79,682	158.9%
Net income	$64,486	$841,142	$5,871	-	$2,234,767	$1,580,876	41.4%
Adjusted EBITDA (a)	$108,272	$1,412,270	$1,327,811	6.4%	$4,526,481	$4,351,922	4.0%
Gross margin	33.1%	33.1%	23.3%		29.8%	28.5%
Operating margin	20.2%	20.2%	8.4%		17.3%	15.9%
Adjusted EBITDA margin	24.3%	24.3%	21.2%		23.3%	23.1%
Earnings per share	2.51	2.51	0.02		6.68	4.72
Earnings per ADR presented in US (b)	1.16	1.16	0.01		3.07	2.17
Weighted average shares outstanding (MM)	334.8	334.8	334.9		334.8	334.9
Accounts receivable (as a % of sales)					67.1%	62.8%
Accounts receivable (days) period-end					242	226
Inventory turnover (days) period-end					401	384
Inventory (w/o land) turnover (days) period-end					75	67

(a)
Adjusted EBITDA is not a financial measure computed under Mexican Financial Reporting Standards (MFRS). Adjusted EBITDA as derived from our MFRS financial information means MFRS net income, excluding (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, valuation effects of derivative instruments and monetary position gain or loss), including CFC, capitalized to land balances, that is subsequently charged to cost of sales; and (iii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for reconciliation of net income to Adjusted EBITDA for the fourth quarter and full year of 2009 and 2008.

(b)	US$ values estimated using an exchange rate of Ps.13.0437 per US$1.00. Common share/ADR ratio: 6:1

Operating Results
Homex had operations in 34 cities and 21 states across Mexico as of December 31, 2009.

Sales volume. During the fourth quarter of 2009, sales volume totaled 14,885 homes, a decrease of 19.2 percent when compared to the fourth quarter of 2008, as a result of lower construction -in-process investments and higher average price per home. During the fourth quarter of 2009, affordable entry-level homes accounted for 13,197 or 88.7 percent of total sales volume compared to 89.8 percent for the same period in the previous year. Middle-income volume in the fourth quarter of 2009 decreased 10.0 percent to 1,688 homes from 1,875 homes during the fourth quarter of 2008. Middle-income volume represented 11.3 percent of total sales volume during the fourth quarter of 2009, an increase of 117 basis points when compared to the 10.2 percent that middle-income volume represented during the fourth quarter of 2008. During the 2009’s last quarter, Homex, in light of FOVISSSTE’s rule changes to cap mortgages up to Ps.500 thousand, thus reducing 2010 prospective clients, for a mortgage of above this price, and by the fact that previously approved clients for a higher-valued mortgage will lose their right to exercise it, the Company enhanced its strategy to collect homes previously sold through a FOVISSSTE mortgage of an average price above Ps.500 thousand.

VOLUME
	4Q'09	4Q'08	Change 4Q09 / 4Q08	2009	2008	Change 09/08
Affordable-entry	13,197	16,557	-20.3%	52,840	52,209	1.2%
Middle income	1,688	1,875	-10.0%	5,115	5,289	-3.3%
Total volume	14,885	18,432	-19.2%	57,955	57,498	0.8%

For the full year 2009, sales volume totaled 57,955 homes, a 0.8 percent increase from the 57,498 units sold during 2008. Affordable entry-level volume increased by 1.2 percent in 2009 to 91.2 percent of total sales volume. Middle-income sales volume decreased 3.3 percent compared to 2008 levels reflecting the Company’s strategy to reduce its exposure to the high-middle income segment.

The average price for all homes sold during the fourth quarter of 2009 was Ps.380 thousand, an increase of 12.3 percent when compared to the fourth quarter of 2008. This was the result of the Company’s lower exposure to lower valued homes within the affordable -entry level segment, while it expanded its market share of higher valued homes within the affordable -entry level category where homes have an average price of above Ps. 200 thousand. For the full year 2009, the average price for all Homex homes sold was Ps.331 thousand, an increase of 1.5 percent when compared to 2008. The Company’s average price is a reflection of the market’s mortgage value trend, which is mainly driven by demand and costumers’ affordability.

AVERAGE PRICE				PRICE RANGE BY SEGMENT*
Thousands of pesos	4Q'09	4Q'08	Change 4Q09 / 4Q08	2009	2008	Change 09/08	Low	High
Affordable-entry	$323,260	$283,704	13.9%	$283,508	$276,030	2.7%	$185	$600
Middle income	$822,677	$820,893	0.2%	$823,070	$820,420	0.3%	$601	$1,500
Average price for all homes	$379,895	$338,350	12.3%	$331,128	$326,106	1.5%

* The Company categorized its products sold during the quarter and year according to the price ranges presented above

Mortgage financing. For the fourth quarter of 2009, 78.6 percent of the Company’s customers obtained mortgages through INFONAVIT. As a result of our increased participation in FOVISSSTE’s mortgage program, financing from FOVISSSTE increased 662 bps to 16.6 percent from 10.0 percent during the fourth quarter of 2008. The remainder of Homex’ customers were mainly financed by commercial banks.

MORTGAGE FINANCING BY SEGMENT
Number of mortgages
Financing source	4Q'09	% of Total	4Q'08	% of Total	2009	% of Total	2008	% of Total
INFONAVIT	11,701	78.6%	14,727	79.9%	47,132	81.3%	46,736	81.3%
SHF & Banks	709	4.8%	1,861	10.1%	3,597	6.2%	5,316	9.2%
FOVISSSTE	2,475	16.6%	1,844	10.0%	7,226	12.5%	5,446	9.5%
Total	14,885	100.0%	18,432	100.0%	57,955	100.0%	57,498	100.0%

Geographic expansion. During the fourth quarter of 2009, Homex maintained its strategy of consolidating its presence in the regions where the Company has existing operations. As such, Homex did not open operations in any new cities.

Financial Results

Revenues decreased 7.2 percent in the fourth quarter of 2009 to Ps.5,812 million from Ps.6,265 million in the same period of 2008. Total housing revenues in the fourth quarter of 2009 decreased 9.3 percent, mainly driven by the proactive measure implemented by Homex to align investments related to construction -in-process to cash generated from collections that helped the Company to privilege cash generation. Affordable -entry level revenues decreased 9.2 percent during the fourth quarter of 2009, while revenues from the middle-income segment decreased by 9.8 percent. As a percentage of total revenues, affordable entry-level home revenues decreased to 73.4 percent in the fourth quarter of 2009 from 75.0 percent in the fourth quarter of 2008.

Other revenues increased to Ps.157 million from Ps. 28 million, as a result of a building services contract with Mexico’s federal government to construct a housing complex.

REVENUES BREAKDOWN
Thousands of pesos	4Q'09	4Q'08	Change 4Q09 / 4Q08	2009	2008	Change 09 / 08
Affordable-entry	$4,266,066	$4,697,289	-9.2%	$14,980,545	$14,411,232	4.0%
Middle income	$1,388,678	$1,539,174	-9.8%	$4,210,003	$4,339,203	-3.0%
Total housing revenues	$5,654,744	$6,236,463	-9.3%	$19,190,548	$18,750,435	2.3%
Other revenues	$156,771	$28,475	450.6%	$227,803	$100,061	127.7%
Total revenues	$5,811,515	$6,264,938	-7.2%	$19,418,351	$18,850,496	3.0%

For the full year 2009, revenues increased 3.0 percent to Ps.19,418 million from Ps.18,850 million in 2008. Total housing revenues in 2009 increased 2.3 percent, mainly driven by affordable -entry level sales volume and higher average prices in the segment. Affordable entry-level represented 77.1 percent of total revenues in 2009 compared to 76.5 percent in 2008. Middle-income represented 21.7 percent of total revenues in 2009 compared to 23.0 percent in 2008. For the full year 2009, Homex reported other revenues of Ps.228 million, compared to 2008, as a result of the building services contract with Mexico’s federal government to construct a housing complex.

Gross profit increased to 33.1 percent in the fourth quarter of 2009 from 23.3 percent in the same quarter of last year, partly driven by the effects of MFRS D-6. Pursuant to the application of MFRS D-6, which was initiated in 2007, the Company is required to capitalize a portion of its Comprehensive Financing Cost (“CFC”), which includes interest expense, exchange gains and losses and monetary position gains and losses and to apply capitalized CFC to the cost of sales as the related inventory is sold in future periods.

During the fourth quarter of 2009, the Company registered a non-cash foreign exchange gain of Ps.93 million, compared to a non-cash foreign exchange loss of Ps.535 million during the same period last year, mainly driven by the 26 percent depreciation of the Mexican peso against the U.S dollar in 2008. Likewise, capitalized interest expense decreased 34.6 percent to Ps.151 million during the fourth quarter of 2009 compared to Ps.231 million in the fourth quarter of 2008 as a result of a lower debt financing cost. The decrease in capitalization during the fourth quarter of 2009 ultimately caused the Company’s capitalized CFC to decrease 92.2 percent to Ps.58 million compared to Ps.745 million during the same period last year.

On a pro-forma basis (without considering the application of MFRS D-6 in 2008 and 2009) Homex’ gross margin for the quarter was 34.1 percent as compared to 35.2 percent during the same period of the previous year. The lower margin during the recent quarter is primarily a result of a reduction of total middle-income revenue with respect to total revenues from 24.6 percent as of 4Q08 to 23.9 percent as of 4Q09.

CAPITALIZATION OF COMPREHENSIVE FINANCING COST (CFC)	4Q'09	4Q'08	Change 09 / 08
COGS
Exchange loss	-$92,664	$535,530	-117.3%
Interest expense	$151,164	$231,050	-34.6%
Inflation accounting accumulated effect	-$122	-$21,540	-
Total capitalization of CFC	$58,378	$745,041	-92.2%

CAPITALIZATION OF COMPREHENSIVE FINANCING COST (CFC)	As of December 31,2009	As of December 31,2008	Change / 08 09
INVENTORY
Exchange loss	-$840	$179,417	-100.5%
Interest expense	$246,627	$161,147	53.0%
Inflation accounting accumulated effect	-$1,939	-$7,173	-
Total capitalization of CFC	$243,847	$333,391	-26.9%

For the twelve months ended December 31, 2009, gross profit increased 7.5 percent to Ps.5,783 million from Ps.5,377 million in 2008. As a percentage of total revenues, gross profit increased 126 bps to 29.8 percent during 2009 when compared to 28.5 percent in 2008. On a pro forma basis (without considering the application of MFRS D-6 in 2008 and 2009) Homex’ gross margin for the year was 33.1 percent, compared to 33.7 percent in the same period of last year, mainly driven by the product mix discussed above.

Selling general and administrative expenses (SG&A) . As a percentage of total revenues for the fourth quarter of 2009 improved 206 bps to 12.9 percent from 14.9 percent for the fourth quarter of 2008 as a result of our ongoing expense reduction initiatives.

SELLING, AND ADMINISTRATIVE EXPENSES
Thousands of pesos	4Q'09	% of Total revenues	4Q'08	% of Total revenues	Change 09 / 08
Selling and administrative expenses	$725,247	12.5%	$912,460	14.6%	-20.5%
Beta Trademark amortization	$22,763	0.4%	$22,764	0.4%	0.0%
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$748,011	12.9%	$935,223	14.9%	-20.0%

For the full year 2009, total SG&A increased to Ps.2,428 million compared to Ps.2,378 million for 2008.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Thousands of pesos	2009	% of Total revenues	2008	% of Total revenues	Change 09 / 08
Selling general and administrative expenses	$2,337,225	12.0%	$2,286,592	12.1%	2.2%
Beta Trademark Amortization	$91,054	0.5%	$91,054	0.5%	0.00%
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$2,428,279	12.5%	$2,377,646	12.6%	2.1%

Operating income . During the fourth quarter of 2009, operating income increased 124 percent to Ps.1,176 million from Ps.525 million during the same period of 2008, driven by lower year-over-year SG&A expenses and lower capitalization of CFC. Operating income as a percentage of revenues was 20.2 percent in the fourth quarter of 2009 compared to 8.4 percent during 2008. On a pro-forma basis (without considering the application of MFRS D-6 in 2008 and 2009) Homex’ operating margin for the fourth quarter of 2009 was 21.2 percent compared to 20.3 percent during the same period of last year.

In 2009, operating income increased by 11.8 percent to Ps.3,355 million compared to Ps.2,999 million in 2008. On a pro-forma basis Homex’ operating margin in 2009 remained relatively stable at 20.6 percent compared to 21.1 percent in 2008. The lower margin is mainly driven by a higher revenue contribution from the affordable entry-level segment.

Net comprehensive financing cost (CFC) during the fourth quarter of 2009 was Ps.60 million compared to Ps.311 million during the fourth quarter of 2008. The lower cost of financing during the fourth quarter of 2009 reflects lower debt financial costs as well as enhanced risk management policies.

As a percentage of revenues, net comprehensive financing cost was 1.0 percent in the fourth quarter of 2009 versus 5.0 percent in the fourth quarter of 2008. The main drivers of this were:

a) Net interest expense during the fourth quarter was Ps.62 million compared to a negative net interest expense of Ps.44 million in the fourth quarter of 2008 stemming from the initial application of MFRS D-6.

b) Foreign exchange variation in the fourth quarter of 2009 was a Ps.2.3 million gain compared to a Ps.355 million loss in 2008. The positive quarter -over-quarter comparison is due to the cancellation of a currency derivative transaction in October 2008 that the Company did not have during 2009.

Foreign exchange exposure and currency derivatives. As of December 31, 2009, Homex’ U.S. Dollar denominated debt was related to the issuance of two bonds of US$250 million in 2005 and December, 2009 with a single principal payment due at maturity in 2015 and 2019, respectively. For its 2015 US$250 million bond the Company has an interest -only swap that effectively minimizes the exchange risk in the interest payments for the 2010-2012 period. For its 2019 US$250 million bond Homex has entered into a Principal Only Swap at an exchange rate of 12.93 pesos per dollar until maturity; and for coupon payments, the Company has entered into an Interest Only Swap for the first three years at an effective exchange rate of 11.67 pesos per dollar, considering TIIE( Mexico’s reference rate) at 4.95 percent. The hedging instruments for both bonds have a negative mark-to-market value of approximately Ps.82 million.

Net income for the fourth quarter of 2009 was Ps.841 million compared to Ps.6 million reported in the same period of 2008. The lower result last year was driven by the 26 percent depreciation of the Mexican peso against the U.S dollar as the Company registered approximately Ps.744 million of FX non cash items, in addition to incurring a non-recurring loss of Ps.146 million in connection with a foreign -exchange derivative transaction during the year.

Earnings per share for the fourth quarter of 2009 increased to Ps.2.51, as compared to Ps.0.02 reported in the fourth quarter of 2008 driven by the Company’s operating improvements and lower foreign exchange variations as explained above. For the full year, earnings per share were Ps. 6.68, as compared to Ps.4.72 in 2008.

Adjusted EBITDA margin was 24.3 percent in the fourth quarter of 2009, an increase of 310 bps when compared to 21.2 percent in the same period last year. The higher margin is mainly driven by lower year-over-year SG&A expenses.

The following table sets forth a reconciliation of net income to Adjusted EBITDA for the fourth quarter 2009 and 2008.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION			RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION
Thousands of pesos	4Q'09	4Q'08	Thousands of pesos	Dic-09	Dic-08
Net Income	$841,142	$5,871	Net income	$2,234,767	$1,580,876
Depreciation	$93,963	$167,803	Depreciation	371,402	394,495
Capitalization of CFC	$58,378	$745,041	Capitalization of CFC	642,999	976,707
Beta Trademark amortization	$22,763	$22,764	Beta Trademark amortization	91,054	91,054
Net comprehensive financing cost	$59,515	$311,320	Net comprehensive financing cost	208,054	558,485
Income tax	$397,575	$89,568	Income tax	996,021	712,175
Minority interest	-$61,066	-$14,555	Minority interest	-17,816	38,131
Adjusted EBITDA	$1,412,270	$1,327,811	Adjusted EBITDA	$4,526,481	$4,351,922

Adjusted EBITDA margin for the year ended December 31, 2009 reached 23.3 percent in 2009 from 23.1 percent in 2008.

Land reserve. As of December 31, 2009, Homex’ land reserve was 78.3 million square meters, which includes both titled land and land in the process of being titled (without considering optioned land). This is equivalent to 383,241 homes, of which 353,027 are reserved for the affordable entry-level and 30,214 represent the middle-income and higher-end segment, as well as land reserved for our Brazilian operations. Homex’ land inventory value as of December 31, 2009, was Ps.12.3 billion. (US$947 million) .

During 2009, Homex has continued to follow a conservative replacement strategy for land bank acquisitions, thus minimizing investments. During the fourth quarter, the Company invested Ps.300 million in advance of Homex’ 2010 land acquisition plan of approximately Ps.1,200 million.

Liquidity. During the fourth quarter of 2009, the Company increased its total debt by 13 percent or Ps.1,178 million to 10,097 million from 8,918 million as of September 30, 2009. Short term liabilities decreased by Ps.1,404 million as the Company began using its US$250 million 2019 bond to replace revolving credit lines and to limit the use of bridge loans. During 2010, Homex intends to continue following a conservative working capital strategy to reduce capital expenditures and land investments. Furthermore, the Company intends to continue to identify opportunities for additional cost savings and initiatives to improve the return on invested capital. These projects include the reduction of corporate expenses, branch manager variable compensation, as well as increased use of its aluminum mould technology.

As of December 31, 2009, Homex’ weighted average debt maturity was 6.4 years, with 64 percent of the Company’s debt maturing between 2015 and 2019. The Company had net debt of Ps.6,845 million as of December 31, 2009 including the effects of the appreciation of the Mexican peso relative to the U.S. dollar. Homex’ interest coverage without considering adjustments pursuant to MFRS D-6 and only considering net interest expense, excluding foreign exchange losses generated during the period, the adjusted EBITDA -to-Net Interest Expense ratio was 6.6x in the fourth quarter of 2009. As of December 31, 2009, the Company had the following liquidity ratios:

  Net debt: Ps.6,845 million

  Net debt-to-adjusted EBITDA ratio:1.51x

  Debt to total capitalization ratio: 42 percent

Working Capital Cycle

Homex reported total receivables of 67.1 percent of revenues as of December 31, 2009, representing an increase when compared to the 62.8 percent reported as of December 31, 2008.

Quarter -over-quarter in a nominal comparison, accounts receivable increased slightly Ps.175 million or the equivalent of approximately 462 homes, as a result of the Company’s quarterly investments in construction -in-process. The period-end days in accounts receivable, calculated as of December 31, 2009, was 242 days, compared to 233 days as of September 30, 2009.

As of December 31, 2009, total inventory increased by 36 days to 401 days compared to 365 days as of September 30, 2009, mainly related to land acquisitions in the fourth quarter of 2009, as part of the Company’s 2010 land acquisition plan.

The period-end days in accounts payable, calculated as of December 31, 2009, decreased 20 days to 103 days, from 123 days as of 3Q09. The accounts payable related to material suppliers were stable at 71 days, reflecting the improved liquidity of our suppliers. Land payables decreased 20 days as a result or our land investment initiative of land replacements.

Quarterly free cash flow generation resulted in a positive balance of Ps.10 million, as a result of our profitability improvement and conservative investment policy during the 4Q09 and full year 2009. In addition, on an accumulated basis the Company ended with a negative free cash flow for Ps. 302 million. This figured shows strong improvement when compared to a negative free cash flow of Ps. 5,230 million last year.

WORKING CAPITAL CYCLE	4Q'09	4Q'08
Inventory* days	401	384
Turnover accounts receivable days	242	226
Turnover accounts payable days	103	181
Total Working Capital Cycle	540	429

*Includes land inventory, construction - in- process and construction materials

2010 Guidance : The Company reaffirms its guidance for 2010 as published in December 2009:

2010 COMPANY GUIDANCE *
Guidance 2010
Revenue growth	12.0% to 14.0%
Adjusted EBITDA margin (%)	21.0% to 22.0%

* Revenue and EBITDA guidance are stated considering the application of INIF 14

Recent Business Developments

International Expansion: Brazil, San Jose dos Campos Affordable Entry- Level Project

As of the fourth quarter of 2009, the project’s first stage (comprised of 700 units) has been completely sold. At the same time the Company timely delivered the first homes of its affordable entry-level project, Jardin das Paineiras.

During 2010, the Company intends to continue to focus on completing the initial phase of this project while starting to cautiously evaluate new markets in Brazil as part of Homex’ 2010 land acquisition plan of approximately US$30 million to secure future growth in the country.

Homex Announced Successful Placement of Private Offering of
U.S.$250 million 9.50% Senior Notes due 2019

During the first week of December, Homex announced the completion of a private offering of U.S.$250 million of 9.50% Senior Notes due 2019.

The successful placement of the Senior Notes, reaffirms Homex’ leadership in the homebuilding sector in Mexico while reflecting market confidence and reliability towards the Company, despite market turbulence. The Company used the proceeds of the offering to repay approximately Ps. 2,276 million of existing indebtedness as of 3Q09, or approximately 26 percent of its total outstanding debt, including short-term commercial paper instruments and bridge loans, thus achieving better financial terms and conditions for Homex. The Company also intends to use approximately U.S.$45 million to grow its operations in Brazil and for its tourism oriented projects. The remaining net proceeds from the sale of the notes will be used for general corporate purposes during 2010.

The issuance of the Notes strengthens the Company’s balance sheet as Homex is extending the average maturity of its debt obligations from 4.5 years to 6.4 years.

Homex Announced the Cancellation of its Capital Increase Plan during 2010

During the first week of February, Homex announced that during the Board of Directors meeting held on Friday, January 29th, 2010 the Board along with the Company’s Management team, resolved not to execute its Capital Expansion Plan during 2010.

The Company decided to cancel the plan after successfully concluding the private placement of US$250 million bond through which Homex has extended its average debt maturity profile from 4.5 years to 6.4 years, thus importantly reducing its need for capital, while improving the Company’s liquidity.

Homex Ranked Among Top 40 Brands in México

During November, Homex was ranked the 28th among brands in México and the highest ranked homebuilder with a brand valuation of U.S.$20 million, determined by Interbrand’s research and applied methodology.

This is the first time that Interbrand, the principal brand consulting firm in the world, has published this type of ranking on Mexican companies. Brands were evaluated based on recognition and reference, as well as financial performance.

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information, please visit the Company’s web site at: www.homex. com.mx

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward -looking and subject to risks and uncertainties. Forward -looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward -looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward -looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the twelve-month period ended December 31, 2009 and 2008, which includes the Consolidated Balance Sheets as of December 31, 2009 and 2008, and the Consolidated Statements of Income and Consolidated Statement of Changes in Financial Position for the twelve-month period ended December 31, 2009 and 2008.

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008
(Figures in thousands of pesos)	Dic-09	Dic-08		Change 09 / 08

ASSETS

CURRENT ASSETS

Cash and cash equivalents	3,251,416	9.5%	1,268,185	4.2%	156.4%

Accounts receivable, net	13,032,237	38.1%	11,845,530	38.8%	10.0%

Inventories	15,206,243	44.5%	14,361,301	47.1%	5.9%

Other current assets	504,340	1.5%	427,238	1.4%	18.0%

Total current assets	31,994,235	93.6%	27,902,253	91.5%	14.7%

Property and equipment, net	1,126,572	3.3%	1,402,928	4.6%	-19.7%

Goodwill	731,861	2.1%	731,861	2.4%	0.0%

Other assets	344,118	1.0%	468,369	1.5%	-26.5%

TOTAL	34,196,786	100.0%	30,505,412	100.0%	12.1%

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Notes payable to financial institutions	1,260,498	3.7%	1,506,659	4.9%	-16.3%

Accounts payable	3,908,403	11.4%	6,755,719	22.1%	-42.1%

Advances from customers	1,245,127	3.6%	365,962	1.2%	240.2%

Taxes payable	669,964	2.0%	557,406	1.8%	20.2%

Total current liabilities	7,083,993		9,185,746		-22.9%

Long-term notes payable to financial institutions	8,836,070	25.8%	6,304,758	20.7%	40.1%

Swap payable	86,476	0.3%	0	0.0%	-

Labor obligations	81,304	0.2%	85,150	0.3%	-4.5%

Deferred income taxes	4,408,522	12.9%	3,412,501	11.2%	29.2%

Total liabilities	20,496,366	59.9%	18,988,155	62.2%	7.9%

STOCKHOLDERS' EQUITY

Common stock	528,011	1.5%	528,011	1.7%	0.0%

Additional paid-in capital	3,262,744	9.5%	3,180,881	10.4%	2.6%

Retained earnings	9,554,669	27.9%	7,319,902	24.0%	30.5%

Other stockholders equity accounts	-62,344	-0.2%	53,307	0.2%	-

Excess in restated stockholders' equity	346,642	1.0%	346,642	1.1%	0.0%

Cumulative initial effect of deferred income taxes	-157,828	-0.5%	-157,828	-0.5%	0.0%

Majority stockholders' equity	13,471,893	39.4%	11,270,914	36.9%	19.5%

Minority interest	228,527	0.7%	246,343	0.8%	-7.2%

TOTAL STOCKHOLDERS' EQUITY	13,700,420	40.1%	11,517,257	37.8%	19.0%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	34,196,786	100.0%	30,505,412	100.0%	12.1%

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF INCOME COMPARISON OF FOURTH QUARTER 2009 WITH FOURTH QUARTER 2008
(Figures in thousands of pesos)	4Q'09	4Q'08		Change 09 / 08

REVENUES

Affordable-entry level revenue	4,266,066	73.4%	4,697,289	75.0%	-9.2%

Middle income housing revenue	1,388,678	23.9%	1,539,174	24.6%	-9.8%

Other revenues	156,771	2.7%	28,475	0.5%	450.6%

TOTAL REVENUES	5,811,515	100.0%	6,264,938	100.0%	-7.2%

Cost	3,828,775	65.9%	4,059,575	64.8%	-5.7%

Capitalization of CFC	58,378	1.0%	745,041	11.9%	-92.2%

TOTAL COSTS	3,887,153	66.9%	4,804,615	76.7%	-19.1%

GROSS PROFIT	1,924,362	33.1%	1,460,323	23.3%	31.8%

SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses	725,247	12.5%	912,460	14.6%	-20.5%

Beta Trademark amortization	22,763	0.4%	22,764	0.4%	0.0%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	748,011	12.9%	935,223	14.9%	-20.0%

OPERATING INCOME	1,176,351	20.2%	525,099	8.4%	124.0%

OTHER (EXPENSES) INCOME, NET	60,815	1.0%	-132,895	-2.1%	-

NET COMPREHENSIVE FINANCING COST:

Interest expense and commissions	109,251	1.9%	-3,246	-0.1%	-

Interest income	-47,392	-0.8%	-40,421	-0.6%	-

Foreign exchange loss (gain)	-2,344	0.0%	354,987	5.7%	-

	59,515	1.0%	311,320	5.0%	-80.9%

INCOME BEFORE INCOME TAX	1,177,651	20.3%	80,884	1.3%	-

INCOME TAX	397,575	6.8%	89,568	1.4%	343.9%

NET INCOME	780,076	13.4%	-8,684	-0.1%	-

MAJORITY INTEREST	841,142	14.5%	5,871	0.1%	-

MINORITY INTEREST	-61,066	-1.1%	-14,555	-0.2%	-

NET INCOME	841,142	14.5%	5,871	0.1%	-

Earnings per share	2.51	0.0%	0.02	0.0%	-

Adjusted EBITDA	1,412,270	24.3%	1,327,811	21.2%	6.4%

Adjusted EBITDA	1,351,455	23.3%	1,460,706	23.3%	-7.5%

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF INCOME COMPARISON OF TWELVE MONTHS 2009 WITH TWELVE MONTHS 2008
(Figures in thousands of pesos)	2009 Accum	2008 Accum		Change 09 / 08

REVENUES

Affordable-entry level revenue	14,980,545	77.1%	14,411,232	76.5%	4.0%

Middle income housing revenue	4,210,003	21.7%	4,339,203	23.0%	-3.0%

Other revenues	227,803	1.2%	100,061	0.5%	127.7%

TOTAL REVENUES	19,418,351	100.0%	18,850,496	100.0%	3.0%

Cost	12,992,343	66.9%	12,496,550	66.3%	4.0%

Capitalization of CFC	642,999	3.3%	976,707	5.2%	-34.2%

TOTAL COSTS	13,635,342	70.2%	13,473,257	71.5%	1.2%

GROSS PROFIT	5,783,009	29.8%	5,377,239	28.5%	7.5%

SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses	2,337,225	12.0%	2,286,592	12.1%	2.2%

Beta Trademark amortization	91,054	0.5%	91,054	0.5%	0.0%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	2,428,279	12.5%	2,377,646	12.6%	2.1%

OPERATING INCOME	3,354,729	17.3%	2,999,593	15.9%	11.8%

OTHER (EXPENSES) INCOME, NET	66,298	0.3%	-109,926	-0.6%	-

NET COMPREHENSIVE FINANCING COST:

Interest expense and commissions	390,452	2.0%	237,033	1.3%	64.7%

Interest income	-184,140	-0.9%	-157,351	-0.8%	-

Foreign exchange loss (gain)	1,743	0.0%	478,803	2.5%	-99.6%

	208,054	1.1%	558,485	3.0%	-62.7%

INCOME BEFORE INCOME TAX	3,212,972	16.5%	2,331,182	12.4%	37.8%

INCOME TAX	996,021	5.1%	712,175	3.8%	39.9%

NET INCOME	2,216,951	11.4%	1,619,007	8.6%	36.9%

MAJORITY INTEREST	2,234,767	11.5%	1,580,876	8.4%	41.4%

MINORITY INTEREST	-17,816	-0.1%	38,131	0.2%	-

NET INCOME	2,234,767	11.5%	1,580,876	8.4%	41.4%

Earnings per share	6.68		4.72		41.4%

Adjusted EBITDA	4,526,481	23.3%	4,351,922	23.1%	4.0%

Adjusted EBITDA	4,460,183	23.0%	4,391,080	23.3%	1.6%

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE PERIOD ENDED DECEMBE R 31, 2009 AND 2008
(thousands of pesos)
	2009	2008

Net income	2,234,767	1,580,876
Non-cash items:
Depreciation	371,402	394,495
Minority interest	(17,816)	38,131
Amortization of Trademark Beta	91,054	91,054
Deferred income taxes	996,021	570,606

	3,675,428	2,675,162
(Increase) decrease in:
Trade accounts receivable	(1,263,808)	(4,233,156)
Inventories (w/land)	(844,942)	(2,878,188)
Trade accounts payable	(2,847,316)	(448,257)
Other A&L, net	1,073,763	213,035

Changes in operating assets and liabilities	(3,882,303)	(7,346,567)

Operating cash flow	(206,875)	(4,671,405)

Capex	(95,046)	(558,910)

Free cash flow	(301,920)	(5,230,315)

Net financing activities	2,285,152	4,133,855

Net (decrease) increase in cash and cash equivalents	1,983,231	(1,096,460)

Balance at beginning of period	1,268,185	2,362,924

Balance at end of period	3,251,416	1,266,464

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: February 24, 2010	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer